Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 333-124748
THIS FILING CONSISTS OF A MESSAGE FROM TONY FRANCESCHINI IN CONNECTION WITH THE PROPOSED COMBINATION OF STANTEC INC. (“STANTEC”) AND THE KEITH COMPANIES, INC. (“TKC”).
Additional Information and Where to Find It
In connection with the proposed merger, Stantec Inc. (“Stantec”) and The Keith Companies, Inc. (“TKC”) have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of TKC may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:
Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330
and from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121
Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

CEO Forum Message – August 18
From Tony Franceschini
We announced today that the U.S. Securities and Exchange Commission has declared effective Stantec’s registration statement on Form F-4 relating to the proposed merger of the The Keith Companies (TKC) and Stantec. A Special Meeting of Shareholders has been set for September 15 at 9:00 AM in the TKC Irvine office. This means that on the day of the meeting, TKC shareholders will vote on the proposed merger of our two companies and then, pending shareholder approval, the merger will be completed later in the day or the following day (September 16). This has been a very complex process and it has been a valuable learning experience for all of us.
We acknowledge that there are still many questions that remain unanswered regarding your benefits, 401(k) plans, policies and practices, and much more. As with other aspects of our proposed merger, some of these items are quite complex to resolve in way that we can ensure continuity and consistency, therefore, they are taking a little longer to finalize. You can expect to have all remaining questions answered in the days and weeks immediately following September 15.
Human Resources representatives from TKC and Stantec are currently organizing times for group employee meetings that will happen in every TKC office during the last two weeks of September. In these meetings you will receive much of the information you need about your transition to Stantec policy and practices, benefits, and 401(k) plans. It is important to attend these meetings in order to get a good overview of what changes will take effect immediately following the close and have the opportunity to ask questions about those changes. We expect that some time in the next four weeks you will get a schedule of when those meetings will be taking place at your office.
Shortly after the completion date, you will also gain access to our online employee orientation modules, which will explain to you many of the policies and practices at Stantec and what it means to be a part of the Company.
One thing I’d like to reiterate is that your current TKC healthcare benefits will remain in effect until March 1, 2006, while we review options to continue with or make changes to the plan going forward. So you don’t need to be concerned about any changes that might come forth on too short a notice.
I want to thank all the TKC and Stantec staff that have been working hard on the integration planning. Their efforts are helping to ensure a smooth transition from TKC to Stantec and we’re looking forward to September 15.
-Tony Franceschini